Sprott ESG Gold ETF
320 Post Road, Suite 230
Darien, CT 06820

July 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sonia Bednarowski

Re:	Sprott ESG Gold ETF Registration Statement on Form S-1 File No. 333-264576
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sprott ESG Gold ETF (the “Trust”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-264576), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Time on August 1, 2022, or as soon thereafter as practicable.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Seward & Kissel LLP, by calling Lauren A. Michnick at (202) 661-7175 or Anthony Tu-Sekine at (202) 661-7150.

Sincerely,

SPROTT ASSET MANAGEMENT LP,
as sponsor of the Trust

By:	/s/ Whitney George
Name:	Whitney George
Title:	Director